UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD

SPECIALIZED DISCLOSURE REPORT
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JAMES HARDIE INDUSTRIES plc
(Exact name of registrant as specified in its charter)

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Ireland	1-15240	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Europa House, Second Floor
Harcourt Centre
Harcourt Street, Dublin 2, Ireland
(Address of principal executive offices and zip code)

Joseph C. Blasko
General Counsel & Chief Compliance Officer
(312) 705-6164
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

SECTION 1. CONFLICT MINERALS DISCLOSURE

ITEM 1.01    CONFLICT MINERALS DISCLOSURE AND REPORT

Conflict Minerals Disclosure

Overview

James Hardie Industries plc (“James Hardie” or the “Company”) is filing this Specialized Disclosure Report on Form SD pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the year ended December 31, 2018 (the “Covered Period”).

The Rule requires the disclosure of information relating to “conflict minerals,” which are defined in the Rule as columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are currently limited to tantalum, tin and tungsten. The Rule requires registrants that manufacture (or have contracted to be manufactured) products containing conflict minerals that are necessary to the functionality or production of such products to disclose annually whether any of such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

James Hardie is a leading global manufacturer and marketer of fiber cement products, including sidings and backerboard, which are used for internal and exterior building construction applications. As required by the Rule, James Hardie analyzed the products manufactured, or contracted to be manufactured, by the Company and its direct and indirect wholly-owned subsidiaries during the Covered Period to determine if any conflict minerals were contained in such products and, with respect to any products that did contain conflict minerals, whether such conflict minerals were necessary to such products’ functionality or production.

Conflict Mineral Disclosure

As part of its annual conflict minerals review, James Hardie confirmed that its primary fiber cement products do not contain any conflict minerals; however, the Company also determined that a certain product contracted to be manufactured by an indirect, wholly-owned subsidiary of James Hardie utilizes electrical components that contain gold and tin.

Accordingly, James Hardie conducted in good faith a reasonable country of origin inquiry regarding such conflict minerals to determine whether such conflict minerals originated from any of the Covered Countries or are sourced from recycled or scrap materials. As part of such inquiry, James Hardie contacted the applicable contract manufacturer and requested detailed information regarding such manufacturer’s supply chain. Upon review of the contract manufacturer’s response, and all other information that James Hardie was able to obtain, James Hardie reasonably determined that the gold and tin used in such product did not originate from any of the Covered Countries. James Hardie believes that its country of origin inquiry as described in this Specialized Disclosure Report on Form SD is reasonable and provides an adequate basis for the Company’s conclusion.

James Hardie publishes its annual conflict minerals disclosure on its investor relations website (www.ir.jameshardie.com.au.) The content of any website referred to in this Specialized Disclosure Report on Form SD is not incorporated by reference unless otherwise expressly noted.

ITEM 1.02    EXHIBIT.

None

SECTION 2. EXHIBITS

ITEM 2.01    EXHIBITS.

None
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JAMES HARDIE INDUSTRIES PLC

Date:    29 May 2019                By: /s/ Natasha Mercer
Natasha Mercer
Company Secretary

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